SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 16, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.     Nokia stock exchange release dated November 16, 2007: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Deutsche Bank AG in Nokia Corporation

STOCK EXCHANGE RELEASE

November 16, 2007

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Deutsche Bank AG in Nokia Corporation

Espoo, Finland - According to information received by Nokia Corporation, the holdings (shares and related financial instruments) of Deutsche Bank AG exceeded 5 % of the share capital of Nokia on November 14, 2007, and represented less than 5 % on November 15, 2007.

Deutsche Bank AG is a financial institution domiciled in Frankfurt, Germany. On November 14, 2007, the holdings of Deutsche Bank and its controlled undertakings, acting as fund managers on behalf of a number of clients, in Nokia comprising both shares and related financial instruments amounted to a total of 199 604 120 Nokia shares, corresponding to approximately 5.07 % of the share capital of Nokia, and on November 15, 2007, its holdings represented less than 5 % of the share capital of Nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel